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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WESTERN OIL SANDS INC.

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated September 14, 2007, a special meeting (the "Meeting") of the holders of Class A shares (the "Western Shareholders") of Western Oil Sands Inc. ("Western") will be held at the Macleod Hall B, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta on Tuesday, October 16, 2007 at 10:00 a.m. (Calgary time) for the following purposes:

1.
for Western Shareholders to consider and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation ("Marathon"), of all of the outstanding Class A shares (the "Common Shares") of Western in exchange for, in respect of each Common Share, either: (i) Cdn$35.50 in cash; (ii) 0.5932 of a share of Marathon common stock; (iii) 0.5932 of an exchangeable share of 1339971 Alberta Ltd.; or (iv) a combination thereof, subject to pro-ration, as well as one common share of WesternZagros Resources Ltd. ("New WesternZagros") and one-tenth of a common share purchase warrant of New WesternZagros, all as more particularly described in the accompanying information circular of Western (the "Information Circular");

2.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution ratifying and approving a stock option plan for New WesternZagros;

3.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution to approve a shareholder rights plan for New WesternZagros;

4.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution approving the private placement of up to 5 million common shares of New WesternZagros at a price of Cdn$2.50 per share; and

5.
to transact such other business as may properly come before the Meeting or any adjournment thereof.

        The completion of the Arrangement is not conditional upon approval of the New WesternZagros stock option plan, the New WesternZagros shareholder rights plan or the New WesternZagros private placement.

        The board of directors of Western has set the close of business on September 14, 2007 (the "Record Date") as the record date for determining Western Shareholders who are entitled to receive notice of the Meeting. Only Western Shareholders whose names have been entered in the register of Western Shareholders at the close of business on that date are entitled to receive notice of, and to vote at, the Meeting unless a Western Shareholder transfers his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands not later than the close of business 10 days before the Meeting, that the transferee's name be included in the list of Western Shareholders entitled to vote such Common Shares at the Meeting.

        The Arrangement is described in the Information Circular, which forms part of this Notice. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular.

        Pursuant to the Interim Order, registered Western Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A registered Western Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Western a written objection to the Arrangement Resolution, which written objection must be received by the Vice President, General Counsel and Corporate Secretary of Western by 2:00 p.m. (Calgary time) on the business day before the Meeting (or any adjournment or postponement thereof). A Western Shareholder's right to dissent is more particularly described in the Information Circular and a copy of the Interim Order and the text of Section 191 of the ABCA are set forth in Appendices B and J, respectively, to the Information Circular.

        Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such Western Shareholder to be registered in the Western Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Western or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on the Western Shareholder's behalf. It is strongly suggested that any Western Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such Western Shareholder's right to dissent.

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the enclosed addressed envelope to Western Oil Sands Inc., c/o Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax to the attention of the Proxy Department at (403) 233-2857 no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived by the Western Board of Directors at its discretion, without notice. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-888-605-7643.

        DATED at Calgary, Alberta, this 14th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF WESTERN OIL SANDS INC.
(Signed) "James C. Houck" President and Chief Executive Officer

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS